Exhibit 99.1

Press Release

Brian Foard appointed Head of Specialty Care Global Business Unit, member of Sanofi Executive Committee

Paris, January 9 2024. Brian Foard, a healthcare industry veteran and Sanofi leader in the U.S., has been named Head of the company’s Specialty Care Global Business Unit (GBU). With this appointment, which is effective immediately, Brian becomes a member of Sanofi’s Executive Committee.

Brian has been interim Head of the GBU since September 2023 while also serving as Head of Specialty Care North America and U.S. Country Lead. Brian, who has more than 20 years of specialty biopharma experience, has been at the helm of the successful launch of Dupixent® in more than 50 countries across multiple indications and age groups prior to his current role.

Paul Hudson

Chief Executive Officer, Sanofi

“I am very excited to have Brian join our Executive Committee. He is clearly one of our leaders who has been actively contributing to the success of our Play to Win strategy while embracing our culture and values. His ability to motivate teams and inspire success across the globe is underpinned by his determination, strategic mindset and dedication to continue to transform Sanofi into a world leading immunology company. Brian’s best-in-class launch of Dupixent will help to set our roadmap for the first- and best-in-class molecules we are preparing to launch in the coming years.”

Brian joined Sanofi in March 2017 as the Global Head of Dermatology and Respiratory, and held roles of increasing responsibility, including as Head of Global Immunology for Sanofi. He began his career with Galderma and spent more than 10 years in the U.S. before relocating to Paris to lead global marketing and launch readiness. During his time at Galderma, Brian also served in roles including General Manager for Australia & New Zealand and Vice President & General Manager of the global prescription business unit.

Brian received a degree in business from East Carolina University and has completed an executive education course at Wharton. He will be based in Cambridge, Massachusetts.

Brian Foard

Executive Vice President, Head of Specialty Care, Sanofi

“I am incredibly excited to take on this global role as Sanofi continues to drive innovation and deliver for patients. Under Paul’s leadership and his Play to Win strategy, Sanofi has set out on a course built for success and Specialty Care is at the core of the company’s ambitions. With this vision, and by doubling down on this work, we will continue to chase the miracles of science to improve people’s lives.”

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

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Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Sally Bain | + 1 617 834 6026 | sally.bain@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Tarik Elgoutni| + 1 617 710 3587 | tarik.elgoutni@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

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